Exhibit 17.1

September 2, 2021

To the Board of Directors of Waterside Capital Corporation:

Re: Resignation from Director and Officer Positions

To the Board of Directors:

I hereby resign as a Director of Waterside Capital Corporation, a Virginia corporation (the “Corporation”), effective as of the date set forth above.

I hereby resign from all positions I may hold as an officer of the Corporation, effective as of the date set forth above.

My resignation is not the result of any disagreement with the Corporation or any other entity on any matter relating to the operations, policies (including accounting or financial policies) or practices of the Corporation.

Sincerely,

/s/ Zindel Zelmanovitch
Zindel Zelmanovitch